Blockstack

May 24, 2019

Dear Blockstack voucher holder,

We're writing to let you know that we've extended the deadline to complete your voucher registration. You may now register your voucher up until **Tuesday, May 28th at 11:59pm Eastern Time.** If you are receiving this message, it means you **still need to take action to complete your voucher registration.**

Registration steps:

1. Go to sale.stackstoken.com
2. Create an account using the **same name and email** you used when registering for your voucher. If you already have a CoinList account, log in to your existing account to register your voucher.
3. Complete the verification and identification process.

Completion of the above steps will not complete your purchase of Stacks Tokens, and you are not obligated to purchase the amount of Stacks Tokens you indicate during your registration, or any Stacks Tokens at all. If you are interested in purchasing Stacks Tokens, you should review the publicly filed offering statement and preliminary offering circular at stackstoken.com. We will notify you once the SEC qualifies the token sale, at which time there will be a few additional steps if you wish to complete your purchase of Stacks Tokens.

If you have additional questions about your voucher, please check out our FAQs on https://www.stackstoken.com/faq/ or email support@stackstoken.com.

Thanks!

Warning about Phishing Attacks
Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other official Blockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties.

Rule 255 Legend
This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

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